EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Third Quarter 2013 Financial Results

YAHUD, ISRAEL, November 27, 2013 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three and nine month periods ended September 30, 2013. Management will hold an investors’ conference call later today, at 10 a.m. Eastern Time and 5 p.m. Israel time, to discuss the results.

THIRD QUARTER 2013 RESULTS SUMMARY

Revenues for the third quarter of 2013 were $12.8 million, compared to $23.5 million in revenues for the third quarter of 2012.

Gross profit in the quarter was $6.2 million, or 47.9% of revenues, compared to gross profit of $9.7 million, or 41.3% of revenues in the third quarter of 2012. The high gross margin in the current quarter was due to the recognition of deferred revenues from a large project which was completed in the quarter as well as changes in the revenue mix.

Operating loss in the quarter was $124 thousand, compared to an operating profit of $1.7 million in the third quarter of 2012.

Financial expense, net in the quarter amounted to $346 thousand compared to financial income of $38 thousand in the third quarter of 2012. The appreciation of the Israeli Shekel versus US Dollar caused the increase in financial expenses.

Net loss in the quarter was $316 thousand or $0.02 per share, compared with net income of $1.8 million, or $0.11 per share, in the third quarter of 2012.

Cash and short term deposits net of current bank debt, as of September 30, 2013, were $35.4 million, or $2.20 per share. This is compared with cash and short term deposits net of current bank debt of $34.2 million, or $2.12 per share, on June 30, 2013.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “While we are disappointed that 2013 is shaping up to be a weaker year for us  , I am encouraged by the recent increase in activity. In light of the lower level of revenues, we have kept close control over our expense levels and have minimized our losses. We have also maintained our balance sheet strength with over $35 million in net cash.”

Continued Mr. Livneh, “Looking ahead to 2014, we have much to be optimistic about. We recently announced a number of orders which have increased our backlog. We are participating in securing the southern border of Israel, which holds strong future potential for additional revenues in the years to come and we are seeing improved prospects in our current pipeline. Furthermore, we believe that 2014 will be the year in which  we will begin to see the fruits of our investment in CyberSeal, our Cyber Security activity, with the expected launch of our first product line in the first quarter of 2014. Accordingly, I am optimistic about our ability to resume our growth in 2014 and about our future growth potential.”

INVESTORS’ CONFERENCE CALL INFORMATION

The Company will host a conference call later today, November 27, 2013, at 10 a.m. Eastern Time and 5 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 866 860 9642; Israel: 03 918 0687 ; UK: 0 800 404 8418 ; Intl.: +972 3 918 0687

Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Nine Months Ended September 30,			Three Months Ended September 30,
	2013	2012	% change	2013	2012	% change
Revenue	$38,523	$55,470	(30.6)	$12,838	$23,490	(45.3)
Cost of revenue	22,545	32,085	(29.7)	6,683	13,797	(51.6)

Gross profit	15,978	23,385	(31.7)	6,155	9,693	(36.5)
Operating expenses:
Research and development, net	3,204	3,113	2.9	1,273	1,043	22.1
Selling and marketing	9,676	12,575	(23.1)	3,371	4,581	(26.4)
General and administrative	5,188	5,366	(3.3)	1,635	2,347	(30.3)
Total operating expenses	18,068	21,054	(14.2)	6,279	7,971	(21.2)

Operating income (loss)	(2,090)	2,331		(124)	1,722
Financial income (loss), net	(88)	480		(346)	38

Income before income taxes	(2,178)	2,811		(470)	1,760

Income tax expense (benefit)	7	44		(77)	(23)

Net income (loss)	(2,185)	2,767		(393)	1,783

Net income (loss) attributable to non-controlling interest	(77)	-		(77)	-

Net income (loss) attributable to Magal’s shareholders	(2,108)	2,767		(316)	1,783

Basic net earnings (loss) per share	$(0.13)	$0.17		$(0.02)	$0.11

Diluted net earnings (loss) per share	$(0.13)	$0.17		$(0.02)	$0.11

Weighted average number of shares used in computing basic net earnings per share	16,136,085	15,974,044		16,147,522	16,053,490

Weighted average number of shares used in computing basic net earnings per share	16,136,085	16,012,647		16,147,522	16,066,440

	Nine Months ended September 30,		Three Months ended September 30,
	2013%	2012%	2013%	2012%

Gross margin	41.5	42.2	47.9	41.3
Research and development, net as a % of revenues	8.3	5.6	9.9	4.4
Selling and marketing as a % of revenues	25.1	22.7	26.3	19.5
General and administrative as a % of revenues	13.5	9.7	12.7	10.0
Operating margin	(5.4)	4.2	(1.0)	7.3
Net margin	(5.5)	5.0	(2.5)	7.6

 MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$27,971	$39,463
Short-term bank deposit	15,824	4,468
Restricted deposit	332	2,460
Trade receivables, net	15,353	17,920
Unbilled accounts receivable	1,526	2,394
Other accounts receivable and prepaid expenses	2,034	2,671
Inventories	8,212	8,535
Deferred income taxes	826	502
Total current assets	72,078	78,413

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	788	1,048
Long-term deposits and restricted bank deposits	39	48
Severance pay fund	2,533	2,220
Deferred income taxes	37	-
Total long-term investments and receivables	3,397	3,316

PROPERTY AND EQUIPMENT, NET	7,330	7,122

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	6,340	2,185

TOTAL ASSETS	89,145	$91,036

CURRENT LIABILITIES:
Short-term bank credit	$5,658	$5,358
Current maturities of long-term bank debt	515	33
Trade payables	4,770	6,725
Customer advances	3,645	6,895
Other accounts payable and accrued expenses	8,781	10,200
Total current liabilities	23,369	29,211

LONG-TERM LIABILITIES:
Long-term bank debt	2,000	6
Deferred income taxes	341	210
Accrued severance pay	3,835	3,283
Total long-term liabilities	6,176	3,499

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
September 30, 2013 and December 31, 2012;
Issued and outstanding: 16,147,522 shares at September 30, 2013
and 16,098,022 shares at December 31, 2012	4,901	4,887
Additional paid-in capital	68,266	66,183
Accumulated other comprehensive income	4,308	4,749
Foreign currency translation adjustments (Company's stand alone
financial statements)	4,027	2,224
Accumulated deficit	(21,902)	(19,717)
TOTAL SHAREHOLDERS' EQUITY	59,600	58,326

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$89,145	$91,036